UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒        Form 40-F  ☐

ACQUISITION OF BUSINESS

On June 3, 2024, Bitdeer Technologies Group, an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), and Bitdeer Technologies Holding Company, a wholly-owned subsidiary of the Company (“BTHC”), entered into a share purchase agreement (the “Share Purchase Agreement”) with FreeChain Inc., an exempted company with limited liability incorporated under the laws of Cayman Islands (“FreeChain”), Desiwe Technology Limited, a private company limited by shares incorporated under the laws of Hong Kong, DESIWE TECHNOLOGY PTE. LTD., a private company limited by shares incorporated under the laws of Singapore, certain individuals and the individuals’ holding companies and Desiwe Team Ltd (collectively, the “Sellers”). Pursuant to the Share Purchase Agreement, BTHC agreed to acquire all the issued and outstanding shares of FreeChain (the “Acquisition”), from the Sellers. The closing consideration for the Acquisition shall be payable by the Company by 20,000,000 validly issued, fully paid, non-assessable class A ordinary shares of a par value of US$0.0000001 each of the Company (the “Bitdeer Shares”), subject to certain price adjustment pursuant to the Share Purchase Agreement. The Bitdeer Shares to be issued to certain Sellers under the Share Purchase Agreement will vest in equal instalments over a period of five or seven years, subject to the terms and conditions therein. Certain Sellers also agreed under the Share Purchase Agreement not to transfer 50% of the issued Bitdeer Shares for a period of six months and the remaining 50% of the issued Bitdeer Shares for a period of twelve months, each following the closing.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

INCORPORATION BY REFERENCE

This current report on Form 6-K, including Exhibit 10.1 hereto, is hereby incorporated by reference into the registration statements of the Company on Form F-3 (No. 333-273905, No. 333-278027 and No. 333-278029), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT

Exhibit No.	Description

10.1*
Share Purchase Agreement, dated June 3, 2024 by and among Bitdeer Technologies Group, Bitdeer Technologies Holding Company, FreeChain Inc., Desiwe Technology Limited, DESIWE TECHNOLOGY PTE. LTD., certain individuals and the individuals’ holding companies and Desiwe Team Ltd

* Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

	By:	/s/ Jihan Wu
	Name:	Jihan Wu
	Title:	Chief Executive Officer and Chairman of the Board

Date: June 3, 2024